2006-02-17 10:52:44
CHANGES TO THE BOARD OF DIRECTORS
During the latter part of 2005 ABIL reviewed the composition of its board to determine it's optimal size in order to enhance its effectiveness. The ABIL board currently consists of nineteen directors, being eleven non-executive and eight executive directors. After consideration ABIL is of the view that its board should ideally consist of no more than fourteen directors of which a majority must be non-executive.

In addition, ABIL has a term limit policy that allows non-executive directors (other than the Chairman) to serve a maximum of six years. Consequently three directors who were appointed to the board on 14 February 2000, have elected to retire as non-executive directors. They are Bhekisisa Shongwe, Steven Levitt and Jacob Kekane.

To facilitate the restructuring to optimal size, three executive directors will step down as directors, with no change to their executive positions and operational responsibilities. These are Angus Herselman, responsible for collections and IT, Johan de Ridder, responsible for the implementation of the proposed National Credit Bill and international benchmarking, and Dawn Marole who is responsible for human resources.

These changes will take effect from 25 April 2006, being the date of the next annual general meeting.

ABIL wishes to thank all these directors for their time, effort and dedication in support of the group.
Midrand

2006-02-22 09:49:16
GOVERNMENT PROPOSALS RELATING TO LIMITATIONS TO FEES AND INTEREST UNDER THE NEW NATIONAL CREDIT BILL
ABIL has kept investors informed regarding progress with the new National Credit Bill ("The Bill") over the last few reporting periods. The Bill was approved by Parliament and is expected to become law in 2006. The Bill requires the publication of regulations to give it effect.

Pursuant to the promulgation of the Act, the dti has recently released the proposed regulations related to the Act for public comment. The proposals remain consistent with ABIL"s expectations.

Included in the current proposals are limitations on interest, fees and charges for different categories of credit agreements. We support the structure of this set of proposals which, for the majority of credit agreements, creates a continuous yield curve without unnatural steps that may create market distortions. ABIL"s current business will fall mainly into the category "unsecured credit transactions", which sets a current interest rate limit of 35.4%, an initiation fee of between R150 and R500 depending on the size of loan, and a service fee of R50 per month. ABIL"s prevailing prices are below these levels for the majority of its business. We estimate that, by number of customers, approximately 17% of our customers (being higher-risk categories) will be adversely affected by these price ceilings, of which we would be unable to service 6%, and will have to restructure the loans for some 11% to lower value, shorter-term products. On the other hand, for our lower-risk customers, representing approximately 15-20% of our clients, the proposed regulations will





create both thè opportunity to grant loans beyond the present R10 000 loan size limit, and allow a broader range of product offering.

ABIL has been adapting its business over the last two years in anticipation of the introduction of The Bill, including assumptions regarding the effect of the proposed interest rate caps and accordingly, our stated financial targets remain unchanged.
Midrand

2006-02-24 15:11:05
DETAILS AND DATES OF THE ODD-LOT OFFER
Introduction
ABIL wishes to reduce the substantial and ongoing administration costs associated with having a large number of ordinary shareholders who hold less than 100 shares each ("odd-lot holders"). Currently, approximately 25 382 ordinary shareholders, being 74.1% of the total number of ordinary shareholders, hold less than 100 ordinary shares each. These odd-lot holders hold approximately 461 571 ordinary shares in aggregate, which constitutes only 0.1% of the total number of ordinary shares in issue. Accordingly, the directors have proposed the implementation of an odd-lot offer to facilitate a reduction in the number of odd-lot holders.

A circular containing full details of the odd-lot offer will be posted to odd-lot holders on 27 February 2006. Odd-lot holders are urged to read that circular carefully. To assist odd-lot holders in this regard, any questions may be referred to Ultra Registrars by calling the helpline number on (011) 834-2266 (or +27 11 834-2266 if calling from outside South Africa) from Monday, 27 February 2006 between 08:30 and 17:00.

Mechanism of the odd-lot offer
Odd-lot holders recorded as such at the close of business on Friday, 24 March 2006 will be afforded the opportunity to participate in the odd-lot offer. The odd-lot offer will be implemented on the basis that odd-lot holders may elect to:

sell their odd-lot holdings at R30.75 per share, being the offer price (as defined in paragraph 3 below) per share plus a 5% premium; or
subscribe for a sufficient number of additional ABIL ordinary shares at R29.28 per share to increase their odd-lot holdings to holdings of 100 ABIL ordinary shares; or
keep their odd-lot holdings.

The shares of those odd-lot holders who do not make an election or who elect the cash alternative will be bought back by ABIL, at R30.75 per share and cancelled in terms of S85(8) of the Companies Act. Shares issued to those odd-lot holders who elect to increase their shareholding will be new shares.

Shareholders who hold in aggregate less than 100 ordinary shares at the close of business on Friday 24 March 2006, and who do not make a choice by completing the form of election and surrender and delivering it to Ultra Registrars before 12:00 on Friday, 24 March 2006 will automatically be regarded as having chosen and accepted the cash alternative and will have their odd-lot holdings sold on their behalf at R30.75 per share, without any further action on their part and without any further notice to them.

Offer price
The offer price of R29.28 per share is the weighted average traded price of the ordinary ABIL shares on the JSE over the 5 trading days commencing on Friday, 17 February, 2006 and ending on Thursday, 23 February 2006 ("offer price").

Effect on ABIL's share capital

The odd-lot offer, including any new issue of shares or repurchase of shares by ABIL pursuant to the odd-lot offer, will have no material effect on ABIL's ordinary share capital.

Financial effects

The odd-lot offer and any potential issue of new shares or specific repurchase of shares pursuant to the odd-lot offer will have no material effect on ABIL's earnings and headline earnings per share, or on the net asset value and tangible net asset value per share.

Salient dates

The salient dates in respect of the odd-lot offer are as follows:

	2006
Odd-lot offer opens at 09:00 on	Monday, 27 February
Last day to trade in order to take part in the odd-lot offer on	Thursday, 16 March
Forms of election and surrender for the odd-lot offer to be received by Ultra Registrars by 12:00 on[3]	Friday, 24 March
Odd-lot offer closes at 12:00 on	Friday, 24 March
Record date to determine those shareholders entitled to take part in the odd-lot offer at the close of business on	Friday, 24 March
Implementation of the odd-lot offer takes effect after close of business on	Friday, 24 March
Odd-lot holders with dematerialised shares have their safe custody accounts held at their CSDP or broker updated with their new holding and debited/credited with the cash amount, as the case may be, on	Monday, 27 March
New share certificate posted to odd-lot holders with certificated shares who chose to subscribe for additional shares on or about	Monday, 27 March
Payments in respect of the sale of odd-lot holdings[4]	Monday, 27 March
Results of the odd-lot offer released on SENS on	Monday, 27 March
Result of the odd-lot offer published in the press on	Tuesday, 28 March

Notes:

These dates and times are subject to change. Any changes will be released on SENS and published in the press.

Shareholdings may not be dematerialised or rematerialised between Thursday, 16 March 2006 and Friday, 24 March 2006, both days inclusive.

Dematerialised odd-lot holders are required to notify their duly appointed CSDP or broker of their choice in the manner and time stipulated in the agreement governing the relationship between the odd-lot holder and his CSDP or broker.

In the case of holders of certificated shares who complete the form of election and surrender and choose the cash alternative, payment will be made either by:

- electronic funds transfer into such holders' bank accounts on or about Monday, 27 March 2006 if such odd-lot holders' banking details have been provided in the form of election and surrender; or
- by cheque which will be posted at the risk of such holders on or about Monday, 27 March 2006 if such odd-lot holders' banking details have not been provided in the form of election and surrender.

Those odd-lot holders who do not make a choice by completing the form of election and surrender and delivering it to Ultra Registrars before 12:00 on Friday, 24 March 2006 will automatically be regarded as having chosen and accepted the cash alternative. Payment in this case will only be made once those odd-lot holders have submitted their claims to Ultra Registrars.

Documentation
A circular containing full details of the odd-lot offer and a form of election and surrender will be posted to odd-lot holders on 27 February 2006.
Midrand

2006-03-09 07:00:17
ABIL ANNOUNCES EXECUTIVE APPOINTMENT
ABIL announces the appointment from 1 April 2006, of Nithia Nalliah as chief financial officer designate for the ABIL group of companies. Nithia has been a partner at Deloitte for the past 12 years in various roles, more recently specialising in taxation advisory services to financial institutions, and in particular has been the external tax advisor to the ABIL group for the last 3 years. In addition, as Chairman of the South African Institute of Chartered Accountants' National Tax Committee he has played an important role in shaping the private sector's views and responses to the fast changing taxation regime in South Africa.

Nithia will report to David Woollam, the current chief financial officer, until 30 September 2006 to allow for a period of transition and handover, where after he will assume full responsibility for the role. Nithia's appointment will allow David Woollam, in addition to retaining responsibility for the investor relations and treasury functions, to focus his efforts on building ABIL's long-term business development opportunities in the context of an evolving industry and regulatory environment.
Midrand

2006-03-10 15:05:18
RESULTS OF THE EYOMHLABA INITIAL CAPITAL RAISING CONCLUDED IN TERMS OF THE ABIL BLACK EQUITY OWNERSHIP PROGRAMME
Introduction
Eyomhlaba - ABIL"s black equity ownership programme - was launched in 2005 to invite a broad base of black individuals to invest in ABIL through a limited purpose vehicle. ABIL and Eyomhlaba are pleased to announce that the initial Eyomhlaba capital raising, which was conducted through a public offer to subscribe for shares, has now been completed and shares have been allocated to successful applicants.

Capital raised
In terms of the prospectus issued in October 2005, 34.25 million Eyomhlaba ordinary shares were offered for subscription, out of a total 43.25 million Eyomhlaba shares available for allocation over the duration of the programme. Eyomhlaba received approximately 6 700 individual subscriptions for the issue of 26.9 million Eyomhlaba shares (78% of shares offered) for a consideration of R62.6 million. In terms of the prospectus, directors of ABIL were limited to 25% of the shares to be issued for the initial offering, and as a result, 3.1 million of their subscription shares could not be allotted. All other applicants received their full subscription, resulting in 23.8 million Eyomhlaba shares being issued and R58.0 million being raised.

ABIL directors acquired the following Eyomhlaba shares:

ABIL director	Eyomhlaba shares Acquired	% of total shares currently in issue
JJ Kekane	230 000	0.97%
AS Mabogoane	975 000	4.09%
MLD Marole	1 615 000	6.78%
R Naidoo	100 000	0.42%
BJT Shongwe	230 000	0.97%
TM Sokotu	2 700 000	11.33%
DFG Tembe	100 000	0.42%
		24.98%

Allocation and allotment letters, statements and share certificates The original share certificates issued to Eyomhlaba shareholders will be retained by the company secretary to ensure compliance with the restrictions on disposal and encumbrances of Eyomhlaba shares.
Copies of the share certificates, allocation letters and statements have been posted to all successful applicants. Eyomhlaba shareholders can call 0860 225 233 or (011) 480-1739 with any queries.

Underlying value of Eyomhlaba ordinary shares
The intrinsic value of each Eyomhlaba share, calculated with reference to Eyomhlaba"s shareholding in ABIL, is available at www.eyomhlaba.co.za and is updated on a monthly basis.

Potential future capital raising
The initial capital raising left an additional 10.4 million Eyomhlaba shares available for issue in the future. Eyomhlaba has received expressions of interest for additional shares, both in terms of the application for 3.1 million Eyomhlaba shares by directors referred to above and from other investors after the offer had closed. The directors of Eyomhlaba and ABIL are currently exploring further capital raising alternatives in order to accommodate these and other requests. ABIL remains committed to raising the full R100 million capital required to be contributed by the participants of Eyomhlaba in due course, and is confident that the programme will achieve the objectives set when it was approved by shareholders in August 2005.
Midrand

2006-03-27 17:00:01
IMPLEMENTATION AND RESULTS OF THE ODD-LOT OFFER

1. Implementation of the odd-lot offer

Shareholders are advised that the odd-lot offer to shareholders who held less than 100 ordinary shares in ABIL at the close of business on Friday 24 March 2006 ("odd-lot holders") has been implemented.

2. Results of the odd-lot offer
   - 2.1 The total number of ordinary shares relating to those odd-lot holders who elected to sell their odd-lot holdings and by those who failed to make an election and were therefore deemed to have sold their odd-lot holdings is 462 066 ordinary shares. These ordinary shares were purchased by ABIL at R30.75 per share (being the offer price of R29.28 per share plus a 5% premium) for a total consideration of R14 208 529.50. These shares will be cancelled, delisted and restored to the status of authorised share capital.
   - 2.2 5 687 ordinary shares were issued by ABIL at an issue price of R29.28, for those shareholders who elected to subscribe for additional ordinary shares to increase their shareholding to 100 ordinary shares.
   - 2.3 The total number of ordinary shares which continue to be held by those odd-lot holders who elected to retain their odd-lot holdings is 5 113 shares.
   - 2.4 As a result of the implementation of the odd-lot offer, the number of shareholders has been reduced by 25 080 to 9 134, and the total number of shares in issue has been reduced by 456 379 to 497 911 307.
3. Odd-lot holders who hold certificated shares
   - 3.1 Cheques and electronic transfers in respect of the sale of odd-lot holdings will be posted by ordinary post to the relevant odd-lot holders or effected on or about Monday 27 March 2006, except for certificated odd-lot holders who failed to make an election and were therefore deemed to have sold their odd-lot holdings, in which case the money owing to them will be held on their behalf until such odd-

lot holdérs have put in a claim in accordance with the provisions set out in 3.2 below.

3.1 Certificated odd-lot holders who failed to make an election and were therefore deemed to have sold their odd-lot holdings are reminded that in order for payment, in respect of the sale of their odd-lot holdings, to be effected they are required to submit a claim to the transfer secretaries, Ultra Registrars (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 or to PO Box 4844, Johannesburg, 2000. Please contact Ultra Registrars at (011) 834 2266 for more information in this regard. These odd-lot holders are also reminded that their documents of title are no longer good for trading after Thursday 16 March 2006 and will have no value other than to receive the proceeds of the sale of their odd lot holdings of R30.75 per share upon surrender.

3.3 In respect of those odd-lot holders who hold certificated shares and who elected to subscribe, and pay, for additional ordinary shares, new share certificates reflecting the additional shares acquired will be posted by registered post at the risk of such odd-lot holder on or about Monday 27 March 2006.

4. Odd-lot holders who hold dematerialised shares

Any movement in the number of ordinary shares held and amounts payable/receivable by an odd-lot holder who has dematerialised his/her shares, as a result of the implementation of the odd-lot offer, will be updated automatically and debited/credited in the odd-lot holders account with the Central Securities Depository Participant or broker selected by that odd-lot holder on or about Monday 27 March 2006.

Midrand

2006-03-29 11:21:03

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the fifty-ninth annual general meeting of the shareholders of ABIL will be held on Tuesday, 25 April 2006, at 11h00 at African Bank Limited, 59 16th Road, Midrand to transact the business as stated in the annual general meeting notice posted to shareholders today.

A copy of the notice is available on ABIL"s website at http://www.africanbank.co.za/agm_default.htm

Midrand

2006-03-30 08:34:59

NOTICE OF FINAL DRAW DOWN OF ABL4-BOND

ABIL is pleased to announce that the draw down of the last tranche of its ABL4 corporate bond has been finalised. The R800 million ABL4 bond has a coupon of 9% and will mature on 31 August 2010. The final tranche of R200 million was issued to Futuregrowth Asset Management who underwrote the issue on behalf of its clients.

Midrand

2006-03-31 16:46:17

DEALING IN SECURITIES BY A DIRECTOR

ABIL advises that, in accordance with rules 3.63 to 3.66 of the JSE Limited Listings Requirements, it has been informed of the following dealing by a director:

Director	:	Gordon Schachat
Company	:	ABIL
Office held	:	Executive deputy chairman
Nature of transactions	:	Sale of shares

Class of securities	:	Ordinary shares
Date of transaction	:	29 March 2006
Number of shares	:	217 509
Selling price	:	R31.00 per share
Date of transaction	:	30 March 2006
Number of shares	:	59 713
Selling price	:	R30.72 per share
Date of transaction	:	31 March 2006
Number of shares	:	762 778
Selling price	:	R30.30 per share
Total value of transactions	:	R31 689 335.76
Nature and extent of director"s interest	:	Indirect Beneficial
Clearance obtained	:	Yes

Gordon Schachat beneficially holds 12 000 000 ABIL shares after the transaction.
Midrand

2006-04-20 14:33:14

EFFECTS OF TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

African Bank Investments Limited ("ABIL") will make the transition to International Financial Reporting Standards (IFRS) for the financial year ending 30 September 2006. In order to facilitate a more meaningful understanding and comparison of the current year"s results (including interim results), the group has set out in this document the choices it has made with regard to the adoption of IFRS and the impact of the changes in the income statements for 2005 as well as previously reported balance sheet and statements of changes in equity.

In order to achieve a smooth and consistent adoption of IFRS by companies, IFRS 1 sets out the requirements for transition to IFRS. The general principle of IFRS 1 requires full retrospective application of the IFRS applicable at 30 September 2006, to the opening balance sheet at 1 October 2004, unless various elections under IFRS 1 are selected. Certain elections allow the applicable IFRS to be applied retrospectively, i.e. restated back to 1 October 2004, or prospectively, i.e. implemented from the start of the current year (1 October 2005) with an adjustment to opening reserves.

The group has worked through all the changes from SA GAAP to IFRS, and overall, the impact of the changes on ABIL is not material. There are broadly three areas of IFRS that impact the income statement and balance sheet of the group.

IFRS 2, Share-based payments. The group has adopted IFRS 2 for options, converted options and new long-term incentive plans (LTIP"s), retrospectively. This results in a charge for the granting of options, matched to the service life and the creation of a liability for the converted options and new LTIP"s.

IAS 18, Revenue recognition. Administration fees charged on the origination of loans are required to be deferred and amortised over the life of the loan. This statement was applied prospectively, and accordingly the deferred revenue reserve was increased by R81 million on 1 October 2005 with a debit to opening reserves.

IAS 39, Impairment provisions. The discount rate used for assessing the present value of expected cashflows has to be increased to the original effective rate with no adjustment for credit spreads. This statement was applied prospectively, and this resulted in an R82 million increase in impairment provisions as at 1 October 2005.

With regard to the BEE programme, which entailed the issue of ABIL shares in September 2005, at par value, ABIL has elected not to account for this transaction under IFRS 2 as the implementation date of a new interpretation, IFRIC 8 - Scope of IFRS 2, which scopes such transactions into IFRS 2, is only effective for financial periods beginning on or after 1 May 2006.

Overall the impact of the changes was a decrease in the net attributable income for the 6 months to 31 March 2005 of R12 million and an increase in the net attributable income for the 12 months to 30 September 2005 of R2 million. In addition the impact of the retrospective adjustments decreased net asset value (NAV) by R89 million on 30 September 2005 from R2,211 million to R2 122 million and the prospective adjustments resulted in a further decrease in NAV on 1 October 2005 of R115 million to R2 007 million.

The net impact of the IFRS changes is primarily a more conservative accounting treatment for the recognition of income and setting of impairment provisions, as well as reflecting the economic cost of equity incentive schemes in the income statement, in the period to which they relate. None of the changes impact on the underlying cashflows, nor do they change the economic drivers of the business. In addition these changes will not have a material effect on the targeted capital of the group, nor its stated dividend policy.

For a full discussion of the IFRS changes and copies of the restated financial statements, please refer to our website at www.africanbank.co.za.
Midrand

2006-05-05 16:12:03
ABIL - Trading statement in respect of the six months ended 31 March 2006
AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code: ABL & ISIN: ZAE000030060
Preference share code: ABLP & ISIN: ZAE000065215
("ABIL" or "the Company")

TRADING STATEMENT IN RESPECT OF THE SIX MONTHS ENDED 31 MARCH 2006

In terms of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will be more than 20% different from that of the previous corresponding period.

Investors" attention is drawn to a recent announcement by ABIL regarding its transition to International Financial Reporting Standards (IFRS) for the financial year ending 30 September 2006. As a result of the IFRS adjustments, attributable earnings and headline earnings for the 6-month period ending 31 March 2005 were restated to R412 million respectively and earnings per share and headline earnings per share to 87,5 cents respectively. Furthermore, ABIL indicated that there would be an additional IFRS 2 charge in the 2006 financial year as a result of changes to the fair value of the converted option scheme liability based on the ABIL share price.

For the six months to 31 March 2006, ABIL anticipates that headline earnings will be approximately 20% higher than the restated R412 million for the equivalent period in 2005. Headline earnings per share will, however, be approximately 15% higher due to the dilution from the 21,2 million shares issued to Eyomhlaba as part of ABIL"s black empowerment programme in August 2005. Earnings per share will be approximately 23% higher as a result of the realisation of a capital profit from the previously announced sale of the Commercial Vehicle Finance division.

The financial information on which this trading statement is based, has not been reviewed or reported on by the Company"s auditors.

ABIL"s interim results for the six months to 31 March 2006 will be released on 15 May 2006.

For a full discussion of the IFRS changes and copies of the restated financial statements, please refer to our website at www.africanbank.co.za.

Midrand
5 May 2006

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Date: 05/05/2006 04:12:10 PM Produced by the JSE SENS Department

2006-05-29 16:56:01
ABIL - Termination of joint venture between African Bank and Standard Bank
AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code: ABL & ISIN: ZAE000030060
Preference share code: ABLP & ISIN: ZAE000065215
("ABIL" or "the Company")
TERMINATION OF JOINT VENTURE BETWEEN AFRICAN BANK LIMITED ("AFRICAN BANK") AND THE STANDARD BANK OF SOUTH AFRICA LIMITED ("STANDARD BANK")
Standard Bank has served African Bank notice that it will terminate the joint venture partnership that exists between the two parties. The partnership was established in 2000 to utilise the combined competencies to serve the needs of mass market customers in the delivery of loan and transaction products. The main rationale for the partnership was for Standard Bank to use its outlets to sell African Bank loan products to Standard Bank customers and for African Bank to provide its credit expertise to underwrite and collect on such loans. The partnership was entered into for a minimum of four years, with the option for either partner to withdraw from the partnership by giving twelve months" notice. The partnership granted some 150 000 loans last year, and had an outstanding loan book of R750 million at 31 March 2006, with African Bank"s share representing 5,6% of ABIL"s total loan book.
While the relationship has been advantageous for both parties, the two organisations have been reviewing the partnership over the past twelve months. In assessing how best to proceed, the partners were attempting to achieve a balance between Standard Bank"s desire to develop a competence in mass market lending and African Bank"s view that the partnership would need to be expanded for it to warrant sustained focus.
The joint venture will continue to operate and serve its clients for the next twelve months and will terminate with effect from 1 June 2007, where after the joint venture loan book will run down over time, with the partners sharing costs and revenues in existing ratios.
ABIL does not expect that the winding down of the joint venture will negatively affect the attainment of its previously published short and medium-term objectives.
Midrand
29 May 2006
Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)
Date: 29/05/2006 04:56:04 PM Produced by the JSE SENS Department



interim results

for the six months ended 31 March 2006


AFRICAN
BANK



Profile

ABIL's purpose is to provide its clients with unsecured credit that is affordable, responsible and convenient.

We do this by unlocking access to credit through risk innovation, growing successful initiatives to market dominance and driving down the cost of credit.

Contents

Profile	IFC
Financial features	1
Financial highlights	2
Overview	3
Sales analysis	5
Advances analysis	6
Charge for bad and doubtful advances	7
Yield analysis	7
Operating efficiency	8
Asset quality	9
Regulation	12
Changes to board of directors	12
Accounting policies	13
Dividend declaration	15
Group income statement	16
Group balance sheet	17
Group statement of changes in equity	18
Group cash flow statement	20
Administration	IBC

Financial features

- Headline earnings of R498 million (H1 2005: R412 million) or 100,3 cents (H1 2005: 87,5 cents) per share.
- Return on equity of 49,1% (H1 2005: 33,7%) and return on assets of 12,7% (H1 2005: 11,3%).
- Interim ordinary dividend declared of 80 cents (H1 2005: 52 cents).
- Sales grew 26% to R3,2 billion, resulting in a 25% increase in the lending books to R6,4 billion.
- Price reduction strategies have driven higher volumes, resulting in total revenue growing by 17%.
- Bad debt charge increased by 18% to R301 million (H1 2005: R255 million), in line with revenue growth.
- Non-performing loans steady at R1,8 billion.
- Operating costs increased by R95 million to R578 million (H1 2005: R483 million), including an R88 million charge for IFRS 2: Share-based payments.


Dividends per share
250
200
150
100
50
0
Cents
10
12
25
35
52
80
01
02
03
04
05
06
H1
H2
Special dividends per share


Headline earnings per share
250
200
150
100
50
0
Cents
67,2
45,2
72,8
92,4
115,7
01
02
03
04
05
06
H1
H2

Financial highlights

		% change from Mar 2005	Unaudited 6 months ended 31 Mar 2006	IFRS restated 6 months ended 31 Mar 2005	IFRS restated 12 months ended 30 Sep 2005
Key shareholder ratios					
Headline earnings	R million	20,9	**498**	412	956
Headline earnings per share	cents	14,6	**100,3**	87,5	203,2
Fully diluted headline earnings per share	cents	20,7	**100,2**	83,0	202,4
Attributable earnings	R million	30,1	**536**	412	943
Attributable earnings per share	cents	23,3	**107,9**	87,5	200,4
Fully diluted attributable earnings per share	cents	29,9	**107,8**	83,0	199,6
Number of shares in issue (net of treasury shares)	million		**497**	467	495
Weighted number of shares	million		**497**	471	471
Fully diluted number of shares	million		**497**	496	472
Economic profit	R million	48,3	**348**	235	602
Net asset value per share	cents	(20,1)	**406,4**	508,7	428,6
Ordinary dividends per share					
Interim – declared	cents		**80**	52	52
Final	cents		**0**	0	70
Total ordinary dividends	cents		**80**	52	122
Special dividends	cents		**0**	70	100
Total ordinary and special dividends	cents		**80**	122	222
Dividend cover (ordinary dividends versus attributable earnings)	times			1,7	1,6
Performance ratios (per RoE model)					
Total income yield on average advances	%		**54,8**	52,2	54,6
Bad debt expense to average advances	%		**8,7**	8,3	7,9
Bad debt expense to interest income	%		**19,7**	19,3	17,7
Cost-to-income	%		**30,6**	29,9	28,1
Cost-to-advances	%		**16,8**	15,6	15,4
All-in tax rate	%		**39,2**	41,6	41,4
Return on assets	%		**12,7**	11,3	13,0
Return on equity	%		**49,1**	33,7	39,7
Asset and credit quality ratios					
Gross advances	R million	15,8	**7 002**	6 045	6 454
Average gross advances	R million	11,6	**6 899**	6 180	6 192
Total NPLs	R million	(0,6)	**1 795**	1 806	1 642
Total impairment provisions (including insurance reserves)	R million	(2,9)	**1 249**	1 286	1 117
NPLs as a % of gross advances	%		**25,6**	29,9	25,4
Total impairment provisions as a % of gross advances	%		**17,8**	21,3	17,3
NPL coverage	%		**69,6**	71,2	68,0
Bad debt write-offs to average gross advances	%		**8,1**	22,5	19,7
Capital ratios					
African Bank capital adequacy	%		**31,3**	34,7	32,9
ABIL group capital adequacy	%		**36,1**	41,2	36,2
Cost of funds					
Average cost of funds	%		**10,2**	12,3	12,2

Overview

A continued high level of consumer confidence in the market, coupled with a positive response from clients to the group's new pricing models and sales initiatives rolled out over the last year, created favourable conditions for the group to deliver its operating performance over the interim period. Headline earnings increased by 21% to R498 million (H1 2005: R412 million), while the dilution effect of the group's BEE programme resulted in headline earnings per share increasing by 15% to 100,3 cents per share (H1 2005: 87,5 cents).

Dividends per share of 80 cents have been declared, relative to the 52 cents for H1 2005. Return on assets was 12,7% (H1 2005: 11,3%) and return on equity 49,1% (H1 2005: 33,7%), aided by increased capital gearing from 3,0 to 3,9 times. The group generated economic profit of R348 million, a 48% increase over the prior period.

ABIL communicated its intention to move towards a growth and innovation orientation during 2005. It initiated and implemented various growth strategies during the course of the previous financial year, which included the repositioning of the group's distribution footprint, the integration and streamlining of different businesses within the group to reduce costs, and the roll-out of an entire new pricing suite in August 2005. The latter was designed to more accurately price our products by risk segment, reducing price cross-subsidisation and thereby bringing down the cost of credit for lower risk clients. The results of the new pricing strategies have started to reflect during the current reporting period.

Operational performance
The major drivers of the results for the six months to 31 March 2006 were:

- **Sales** – Turnover increased by 26% over the prior period, leading to a 25% growth in the lending books. (Refer pages 21 and 24.)
- **Yields** – The overall yield on advances at 54,8%, while higher than the 52,2% in March 2005, has started reducing from the 57,0% for the six months to September 2005, as a result of the roll-out of the lower-priced products. The group's anticipated sales volume increase as a result of the price reductions has been exceeded and this has given further impetus to the group to continue to drive down the price of its products. (Refer page 25.)
- **Bad debts** – The charge for bad debt increased by R46 million to R301 million or 8,7% of advances (H1 2005: 8,3%) on the back of the gradual opening up of risk and a larger advances book. NPL coverage was 69,6%, up from September 2005 (68,0%) due to IFRS changes to impairment provisions. Write-offs of R279 million were significantly lower than the R694 million for H1 2005. (Refer pages 26 and 28.)
- **Operating costs** – Expenditure increased by 20% to R578 million (H1 2005: R483 million). This included an R88 million first time charge under IFRS 2 for staff incentive schemes. The remaining expenditure base of R490 million was largely flat on a comparable basis. (Refer page 27.)

The above drivers combined to produce a 19% increase in net income from operations from R705 million to R836 million.

- **Sale of Commercial Vehicle Finance division.** A R45 million profit less a R7 million charge for capital gains tax was realised from the previously announced sale of the CVF division.
- **Taxation** – The all-in tax rate was lower at 39,2% (H1 2005: 41,6%). In addition to the standard corporate tax rate of 29%, the group paid R65 million in STC on dividends (H1 2005: R66 million) and R28 million in indirect taxes (H1 2005: R25 million).

Capital and dividends
The ABIL board declared an interim ordinary dividend of 80 cents per share. This ordinary dividend is covered 1,3 times by attributable earnings. The group also declared a preference share dividend of 361 cents.

Looking ahead
Over the last few reporting periods, the group has been preparing for an increasingly regulated and competitive industry.

The group remains committed to its vision of unlocking access to credit through risk innovation while driving down the cost of credit for its clients. There are three major thrusts to achieve the group's growth strategy:

- To increase the customer base by both attracting new clients to the group and improving the retention of existing clients.
- Improving the distribution footprint, product design and functionality in order to provide better client service and utility of our products.
- Further refining the segmental pricing model as well as driving down overall prices in order to make the business more competitive and increase the demand for and affordability of unsecured credit.

The group will be focusing on the following for the remainder of the 2006 financial year:

- To continue to test the relationship between price, volume and risk inherent in our business model. Using the risk-based pricing model, the group believes that it can responsibly grow credit extension by implementing appropriate changes in pricing and measuring the rate at which incremental volume (and therefore cost absorption) benefits exceed incremental risk increases. In addition, the continued reduction in price cross-subsidisation should further entrench the group's market leadership.
- Innovating new products, notably the credit card initiative.
- Being ready to adopt the National Credit Act ahead of its implementation, in order to minimise business and client disruption.

Due to the strong sales environment and the benefits of the price reduction strategies, the group has increased its targeted sales growth range for 2006 from the 15% – 20% previously stated range, to 18% – 22%. In addition, the targeted lending book growth of 10% – 15% has been increased to 18% – 22%.

ABIL is confident that it will achieve its stated financial objectives for the 2006 financial year, but more importantly, will use the high return on equity the group is currently achieving to strengthen the competitive position and growth prospects of the group for subsequent financial periods through further risk discovery and price reductions on its products.

Update on financial objectives

Objectives for 2006

Objective	Target for 2006	Current period actual	Revised target for 2006
Sales growth	15% – 20%	26%	18% – 22%
Lending book growth	10% – 15%	25%	18% – 22%
Ordinary dividend cover	1,5 – 2,0 times	1,3	1,25 – 1,5 times
Cost-to-advances*	17%	16,8%	16%
Bad debt to interest income	20%	19,7%	20%

** Cost-to-advances for the current period and the revised forecast are based on average gross advances as the denominator and includes the charges under IFRS 2. The previous 17% target used average gross interest-bearing advances as the denominator and did not include any IFRS 2 charge.*

Medium-term objectives

Objective	Medium-term hurdle	Current period actual
Economic profit growth	Consumer price inflation (CPI) plus 15%	48,3%
RoE	30%	49,1%
RoA	10%	12,7%
Capital adequacy optimised	Minimise surplus capital as per capital model	R99 million surplus capital

Sales analysis



Monthly sales history
700
650
600
550
500
450
400
350
300
250
200
150
R million
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06

Sales for the six months to 31 March 2006 increased by 26% to R3,2 billion (H1 2005: R2,5 billion).

The African Bank Retail business unit achieved the strongest growth in sales of 33% from R1,8 billion to R2,4 billion. This was primarily achieved through a combination of increased distribution and sales strategies as well as the increased volume effect of the price differentiation and reductions implemented in August 2005. The new pricing strategy had a twofold effect:

1. The decrease in pricing (particularly to the lowest risk clients, where pricing has almost halved in certain cases) has resulted in an increased loan size (up 47% from R3 946 to R5 803) as decreased instalments have allowed customers to borrow more within the affordability criteria.
2. The average term of loans has increased from 18 to 25 months, resulting in an increasing duration of the portfolio and therefore a higher increase in the growth of this advances book, which grew by 46% over the year. The corollary to this is that the number of loans sold has fallen as clients take up larger loans with longer terms, less often. In particular, with the integration of Credit Indemnity into African Bank, many clients are now taking up African Bank debit order loans in place of the previous more frequent, more expensive short-term cash loans.

It is expected that this trend will continue over the remainder of the current year, as the group implements further price differentiation and reduction strategies.



Debit order sales by risk grouping
180
160
140
120
100
80
60
40
20
0
R million
High risk
Medium risk
Low risk
March 2005
March 2006
African Bank Retail – Average loan term
Volume weighted
35
30
25
20
15
10
5
0
Average term (months)
High risk
Medium risk
Low risk
March 2005
March 2006

As a result of the new pricing strategy, there has been a shift in the weighting of sales towards the lower risk bands. As is depicted in the graph, the sales to higher risk customers have increased moderately, as tougher affordability criteria have been introduced, while sales in the medium risk and low risk bands have increased substantially. This is in line with the

group's underwriting model assumptions of targeting lower yields in the low risk segments with offsetting bad debt and cost absorption benefits, as well as growth in the overall income stream.

The Standard Bank joint venture performed well, with growth of 31%, while African Bank Miners Credit grew by a steady 20%.

One of the main features of the group's growth strategy is increasing the client base. While the group has made progress in attracting new clients (new clients were responsible for 40% of March 2006 retail loans, relative to 31% in March 2005), it believes that client attrition is too high and it is currently conducting research in order to implement strategies to improve client retention. ABIL has 1,1 million active clients currently, and through various strategies being implemented, the group is targeting to double this over the next three to five years.

African Bank has opened 19 new branches since the start of the financial year, out of a targeted 40 new branches opening in 2006. These branches are all thus far performing in line with or exceeding budgets. The first pilot for a merged African Bank/Miners Credit branch has also commenced.

While the group achieved a first half sales growth of 26%, the full year sales growth is expected to be lower due to:

- the loss of CVF which achieved sales of R176 million in 2005. The loss of sales in 2006 will impact sales growth by approximately 3%; and
- the second half sales growth will be off a high base – sales growth of 29% was achieved in the second half of 2005.

As a result the group has revised its full year sales growth forecast to 18% – 22%.

Advances analysis

Advances

R million	% year-on-year growth	As at 31 Mar 2006	% growth	As at 30 Sep 2005	% growth	As at 31 Mar 2005
Lending books	25	**6 420**	11	5 793	13	5 135
African Bank – retail products*	46	**4 832**	23	3 926	18	3 319
– payroll products	(37)	**531**	(14)	614	(28)	847
Miners Credit	49	**663**	2	651	47	444
Standard Bank JV	34	**394**	13	348	18	295
Commercial Vehicle Finance	(100)	**0**	(100)	254	10	230
Pay down books	(36)	**582**	(12)	661	(27)	910
Persal	(25)	**182**	(8)	197	(19)	242
Saambou PLB	(40)	**389**	(14)	450	(30)	647
Gilt Edged Management Services	(48)	**11**	(21)	14	(33)	21
Gross advances	16	**7 002**	8	6 454	7	6 045

** "African Bank – retail products" now includes Credit Indemnity which was previously disclosed separately.*

Gross advances increased by 16% over the past year to R7,0 billion. Boosted by strong sales, the lending books grew by 25%, despite the sale of CVF that caused a reduction of R254 million. The 49% growth in the Miners Credit book includes the R183 million Teba JV acquisition, and would have been a 6% growth were this excluded. The lending books at R6 420 million now comprise 92% of the total gross advances.

The pay down books fell by 36%, albeit at a slower pace in the last six months. This is due to the lower levels of write-offs in these portfolios as the remaining loans are largely performing well.

Charge for bad and doubtful advances

The charge for bad and doubtful advances was R301 million (H1 2005: R255 million), or 8,7% of advances (H1 2005: 8,3%).

ABIL targets a bad debt expense to interest income ratio of approximately 20% in its underwriting models, and the recent reporting periods indicate that this ratio has fallen below this target. The group has accordingly been increasing its risk appetite so as to optimise the risk versus volume versus cost efficiency trade-offs, and vintages over the last year have been increasing moderately as a result.

The current ratio of 19,7% is back within the normalised range the underwriting models are based on.



Bad debt charge
% of interest income
35
30
25
20
15
10
30,2
25,3
19,0
19,8
19,3
19,6
19,3
16,3
19,7
H1 02
H2 02
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
Bad debt charge as % of interest
Target

The group continues to experience significant recoveries of bad debts written off previously. Recoveries for the six months to 31 March 2006 were R115 million, relative to the R51 million for the equivalent period in 2005, and the R139 million achieved for the 12 months to September 2005. However, this is due to the increasing portfolio of written-off loans (especially due to the aggressive write-offs in 2005) and as a proportion of the average cumulative loans written off, the recoveries have been ranging between 3% and 5%.

Yield analysis

Total income yield at 54,8% increased from the 52,2% achieved in the first six months of 2005, but has started to decline from the 57,0% achieved in the six months to September 2005. ABIL indicated in its annual report that it expected yields to come down by some 5% over the next two years, as the lower-priced products feed into the portfolio. The change in yield is explained by the following dynamics in the portfolio:

- Changes in the total interest rate is distorted by the losses on the discontinued books that occurred in the first half of 2005, which reduced the overall rate for that period by 1,1%. Excluding this effect, the interest rate on the continuing businesses was flat relative to March 2005, and declined by 1,8% to 44,2% over the past six months, as the higher than expected sales accelerated the change in the composition of the advances portfolio.
- Insurance income decreased by 4%, in spite of the higher sales, as a result of the change in policy to accrue insurance premiums monthly, rather than as an upfront premium.
- Non-interest income increased by 69% on the back of higher sales and increases in administration fees as part of the recalibration of the overall pricing structures in August 2005. The administration fees are being positioned as a recovery of upfront and ongoing service costs, and accordingly have been adjusted to reflect this. A compensating reduction in the interest rates was made at the same time.

In analysing the total income yield, it should be noted that the three individual income components, being interest rate, insurance income and non-interest income (administration fees) will continuously be recalibrated to take account of internal cost structures, as well as changes in the regulatory or competitive environment. It is therefore more important to concentrate on trends in the total yield, rather than the underlying components.

Operating efficiency



Operating costs
R million
1 200
1 000
800
600
400
200
0
497
441
493
543
438
508
35
433
483
88
490
2002
2003
2004
2005
2006
H1
H2
LTIPs/options

A key feature of the group's strategy has been the reduction of the cost per loan granted, in order to improve the competitiveness of the business and to drive down the cost of credit. Notwithstanding that sales and the lending books have increased substantially over the last few years, the overall level of operating costs has fallen in nominal terms, as the group implemented various cost efficiency strategies.

During the current period however, operating costs increased by R95 million to R578 million (H1 2005: R483 million). The increase included an R88 million charge for IFRS 2: Share-based payments, relating to the group option scheme.

The cost-to-income ratio increased to 30,6% (H1 2005: 29,9%) and the cost-to-advances ratio to 16,8% (H1 2005: 15,6%). Excluding the effect of the IFRS 2 charge, the cost-to-income ratio was 25,9% and the cost-to-advances ratio 14,2%.

The integration of African Bank and Credit Indemnity generated cost savings in 2005 and the group will continue to benefit from this in 2006 as the full year impact feeds through. Further cost reductions as a result of the integration of African Bank Miners Credit are also expected in 2007 and beyond, some of which will be utilised to reinvest in growth initiatives such as the credit card project.

During 2004, the group set a targeted cost-to-advances ratio of 17% by the end of the 2006 financial year. This ratio was based on a denominator using average gross interest-bearing advances and did not include a charge for share-based payments under IFRS 2. During the current year, the denominator for the ratio has reverted to average gross advances (see page 8), reducing the ratio, while the introduction of IFRS has resulted in a substantial charge for share-based payments under IFRS 2. The cost-to-advances ratio for the first half of 2006, with both the changes included, was 16,8%. Given that there is historically a disproportionate level of costs incurred in the first half of the year, the target on the new basis has been revised to 16% for the 2006 financial year.

The group expects operating costs (excluding IFRS 2 charges) for the current year to remain steady relative to 2005.

Asset quality

R million	31 Mar 2006	% change	30 Sep 2005	% change	31 Mar 2005
Advances					
Performing	**5 207**	8	4 812	14	4 239
Non-performing	**1 795**	9	1 642	(9)	1 806
Total advances	**7 002**	8	6 454	7	6 045
Impairment provisions and reserves					
Impairment provisions	**1 192**	22	979	(15)	1 156
Balance at the beginning of the period	**979**		1 545		1 545
Impairment provisions raised	**416**		627		305
Prior year impairment provisions raised (IAS 39)	**82**		0		0
Bad debts written off (against impairment provision)	**(279)**		(1 219)		(694)
Acquisitions/(disposals) of impairment provisions	**(6)**		26		0
Stangen credit life reserves	**57**	(59)	138	6	130
Total impairment provisions and reserves	**1 249**	12	1 117	(13)	1 286

R million	6 months to 31 Mar 2006	% change	12 months to 30 Sep 2005	% change	6 months to 31 Mar 2005
Income statement charges					
Charge for bad and doubtful advances	**301**	(38)	488	91	255
Impairment provisions raised	**416**		627		305
Recoveries from bad debts written off	**(115)**		(139)		(51)
Ratios					
NPLs as a % of total advances	**25,6**		25,4		29,9
Total impairment provisions as a % of total advances	**17,8**		17,3		21,3
Impairment provision coverage of NPLs					
Impairment provisions	**66,4**		59,6		64,0
Stangen credit life reserves	**3,2**		8,4		7,2
Total	**69,6**		68,0		71,2
Income statement charge for bad debt as a % of average gross advances	**8,7**		7,9		8,3
Bad debt write-offs as a % of average gross advances	**8,1**		19,7		22,5

Asset quality *(continued)*

Non-performing loans and impairment provisions

NPLs, which have been declining steadily over the last few years, reached a low of R1 642 million as at 30 September 2005 and have increased by R153 million to R1 795 million as at 31 March 2006. This overall trend down was largely characterised by the decreasing vintages from the high point of 2002 as well as high write-offs of NPLs over the last two years (mainly from the pay down books).



Non-performing loans
R million
3 000
2 500
2 000
1 500
1 000
500
0
2 780
2 625
2 419
2 246
1 805
1 642
1 795
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06

In the current period the write-offs at 8,1%, have decreased substantially from 19,7% in the twelve months to September 2005, while the increase in sales over the last year has begun to feed through into the NPLs. The level of write-offs over the longer-term will be approximately equal to the average bad debt charge through the income statement.

Previously the impairment provisions were based on expected cash flows from NPLs, which were discounted using the original effective interest rate less the credit spread priced into the loans on origination. IAS 39 now requires impairment provisions to be based on cash flows discounted at the effective interest rate without any adjustments for the credit spread. The effect of this change is a more conservative provisioning level, which increased impairment provisions by R82 million as at 1 October 2005. This resulted in a one-off increase in the provision coverage of 5%. On the other hand, the release of credit life provisions as the group switched to monthly premiums caused the Stangen reserves to reduce from R138 million to R57 million, which decreased coverage.

Overall, NPL coverage increased from 68,0% in September 2005 to 69,6% in March 2006.

Vintages

Vintage curves track each month's new loans as a discrete portfolio and plot the cumulative proportion of each portfolio that migrates into various levels of default status as measured by the contractual number of missed instalments. An explanation of the modifications to the calculation of vintages appears on page 7.

Vintage graph as per previous method


Vintage graph – African Bank
(More than three missed instalments)
% Delinquency (non-performing capital/original principal debt)
20
18
16
14
12
10
8
6
4
2
0
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on book
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05

The increases in the vintage curves reflect the group's previously stated strategy of taking more risk. Vintages have increased by approximately 3% over the past 12 months, on the back of a 26% increase in sales. The marginal increase in risk as a result of the higher vintages is more than offset by the higher levels of income generated by these sales and the improved cost absorption.

Vintage graph as per revised method


Vintage graph – African Bank
(More than three missed instalments)
Outstanding repayable of NPL over total original repayable
20
18
16
14
12
10
8
6
4
2
0
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on book
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05

Regulation

The National Credit Act was promulgated and the draft regulations published for public comment early in 2006. The effective date of implementation of the act has not been published yet. Latest indications are that the administrative provisions of the act, such as the appointment of a regulator and a tribunal and registration of credit providers and counsellors may become effective in June and September 2006, and that substantive provisions such as price caps may become effective from June 2007.

Changes to board of directors

ABIL announced on 16 February 2006 that the following directors resigned from the board: Johan de Ridder, Angus Herselman, Jacob Kekane, Steven Levitt, Dawn Marole and Bhekisisa Shongwe. Their resignations were as a result of directors reaching term limits and a restructuring of the board to optimal size. The roles of the executives involved remain unchanged. The changes took effect from the annual general meeting on 25 April 2006. ABIL wishes to thank all these directors for their time, effort and dedication in support of the group.

Accounting policies

The group has effected the transition to International Financial Reporting Standards (IFRS) during the current reporting period, and this together with various other business and reporting changes, has had an impact on the comparability of these results in relation to previous reporting periods. In order to facilitate an understanding of the effect of these, the following section sets out various changes and the impact on the historic and current results.

Transition to IFRS

In order to achieve a smooth and consistent adoption of IFRS by companies, IFRS 1 sets out the requirements for transition to IFRS. The general principle of IFRS 1 requires full retrospective application of the IFRS applicable at 30 September 2006, to the opening balance sheet at 1 October 2004, unless various elections under IFRS 1 are selected. Certain elections allow the applicable IFRS to be applied *retrospectively*, ie restated back to 1 October 2004, or *prospectively*, ie implemented from the start of the current year (1 October 2005) with an adjustment to opening reserves.

The group has worked through all the changes from SA GAAP to IFRS, and overall, the impact of the changes on ABIL is not material. There are broadly three areas of IFRS that impact on the income statement and balance sheet of the group.

1. IFRS 2: Share-based payments. The group has adopted IFRS 2 for options, converted options and new long-term incentive plans (LTIPs), *retrospectively*. This results in a charge for the granting of options, matched to the service life and the creation of a liability for the converted options and new LTIPs.
2. IAS 18: Revenue recognition. Administration fees charged on the origination of loans are required to be deferred and amortised over the life of the loan. This statement was applied *prospectively*, and accordingly the deferred revenue reserve was increased by R81 million on 1 October 2005 with a debit to opening reserves.
3. IAS 39: Impairment provisions. The discount rate used for assessing the present value of expected cash flows has to be increased to the original effective rate with no adjustment for credit spreads. This statement was applied *prospectively*, and resulted in an R82 million increase in impairment provisions as at 1 October 2005.

Overall the impact of the changes was a decrease in the net attributable income for the six months to 31 March 2005 of R12 million, and an increase in the net attributable income for the 12 months to 30 September 2005 of R2 million. In addition, the impact of the retrospective adjustments decreased net asset value (NAV) by R89 million on 30 September 2005 from R2 211 million to R2 122 million and the prospective adjustments resulted in a further decrease in NAV on 1 October 2005 of R115 million to R2 007 million.

The net impact of the IFRS changes is primarily a more conservative accounting treatment for the recognition of income and setting of impairment provisions, as well as reflecting the economic cost of equity incentive schemes in the income statement, in the period to which they relate.

None of the changes impact on the underlying cash flows, nor do they change the economic drivers of the business. In addition, these changes will not have a material effect on the targeted capital of the group, nor its stated dividend policy.

Impact of IFRS on current results

The most significant impact from the implementation of IFRS on the results for the current six months has been the income statement charge under IFRS 2: Share-based payments. Included in operating expenses is a charge of R7 million relating to the expensing of options previously granted and an R81 million charge for the adjustment to the fair market value of the accrued liability for the options converted into a cash-settled alternative instrument. Both these amounts relate to the option scheme, which has been discontinued and replaced with the LTIP scheme, and is disproportionately higher than the expected charge in future years. Due to the methodology set out in IFRS 2 for option conversions, the charge relating to these items in the second half of the year is expected to be approximately an additional R80 million at the current ABIL share price, and thereafter the charge in 2007 and beyond will largely normalise to that of the new LTIP scheme. In previous years, the comparative charge for the settlement cost of options being exercised, was taken directly to reserves (disclosed as losses from the ABIL Employee Share Trust).

IFRS effect on previously published results

The net effect to date of the implementation of IFRS on previously reported numbers has been as follows:

Reconciliation of changes in attributable income

R million	Attributable earnings For the 12 months to 30 Sep 2005	Attributable earnings For the 6 months to 31 Mar 2005
As previously reported	941	424
Adjustments for:		
Reversal of 2005 LTIP accrual – SA GAAP	36	
Charge for options – IFRS 2	(35)	(12)
Charge for cash-settled equity incentive instrument – IFRS 2	1	
As reported under IFRS	943	412

Note: The above adjustments are shown on an after-tax basis.

Reconciliation of changes to net asset value

R million	Ordinary shares				
	Share capital and premium	Retained income	IFRS 2 reserve	Treasury shares and share trust	Total
Balance at 1 October 2004 as previously reported	11	2 684	0	(55)	2 640
Charge for options – IFRS 2		(14)	14		0
Balance at 1 October 2004 as reported under IFRS	11	2 670	14	(55)	2 640
Balance at 31 March 2005 as previously reported	11	2 541	0	(178)	2 374
Charge for options – IFRS 2		(26)	26		0
Balance at 31 March 2005 as reported under IFRS	11	2 515	26	(178)	2 374
Balance at 30 September 2005 as previously reported	12	2 264	0	(65)	2 211
Reversal of 2005 LTIP accrual – SA GAAP		36			36
Charge for options – IFRS 2		(49)	49		0
Charge for cash-settled equity instruments – IFRS 2		1	(126)		(125)
Balance at 30 September 2005 as reported under IFRS	12	2 252	(77)	(65)	2 122
Prospective adjustments – 1 October 2005					
Revenue recognition – IAS 18		(57)			(57)
Credit impairments – IAS 39		(58)			(58)
Balance at 1 October 2005 as reported under IFRS	12	2 137	(77)	(65)	2 007

Dividend declaration

Preference dividend declaration

On 12 May 2006, the board of directors proposed and approved dividend number 3 of 361 cents per preference share.

The dividend was calculated using the following parameters:

Average prime rate for the period (%)	10,5
Coupon rate as percentage of prime (%)	69
Number of days	182

Salient dates for dividend payments:

Last day to trade cum-dividend	Friday, 2 June 2006
Shares commence trading ex-dividend	Monday, 5 June 2006
Record date	Friday, 9 June 2006
Dividend payment date	Monday, 12 June 2006

Share certificates may not be dematerialised or rematerialised between Monday, 5 June 2006 and Friday, 9 June 2006, both days inclusive.

Interim dividend declaration

On 12 May 2006, the board of directors proposed and approved an interim dividend number 11 of 80 cents per ordinary share.

Salient dates for dividend payments:

Last day to trade cum-dividend	Thursday, 8 June 2006
Shares commence trading ex-dividend	Friday, 9 June 2006
Record date	Thursday, 15 June 2006
Dividend payment date	Monday, 19 June 2006

Share certificates may not be dematerialised or rematerialised between Friday, 9 June 2006 and Thursday, 15 June 2006, both days inclusive.

On behalf of the board

Ashley Mabogoane
Chairman

Gordon Schachat
Executive Deputy Chairman

Leon Kirkinis
Chief Executive Officer

15 May 2006

Group income statement

FOR THE SIX MONTHS ENDED 31 MARCH 2006

R million		Unaudited 6 months to 31 Mar 2006	% change	IFRS restated 6 months to 31 Mar 2005	IFRS restated 12 months to 30 Sep 2005
Revenue					
Interest income on advances		**1 526**	15	1 324	2 752
Net assurance income		**166**	(4)	173	357
Non-interest income		**198**	69	117	274
Total revenue		**1 890**	17	1 614	3 383
Charge for bad and doubtful advances		**(301)**	(18)	(255)	(488)
Risk-adjusted revenue		**1 589**	17	1 359	2 895
Other interest income		**52**	(40)	87	156
Interest expense		**(227)**	12	(258)	(492)
Operating costs		**(578)**	(20)	(483)	(951)
Net income from operations		**836**	19	705	1 608
Profit on sale of Commercial Vehicle Finance division		**45**		0	0
Share of associate company's income		**0**		0	1
Net income before taxation		**881**	25	705	1 609
Indirect taxation: VAT and RSC		**(28)**	(12)	(25)	(50)
Direct taxation: STC		**(65)**	2	(66)	(140)
Direct taxation: SA normal		**(252)**	(25)	(202)	(476)
Net income after taxation		**536**	30	412	943
Minority interest		**0**		0	0
Attributable earnings		**536**	30	412	943
Reconciliation of headline earnings and per share statistics					
Attributable earnings		**536**	30	412	943
Adjusted for:					
Goodwill impaired		**0**		0	14
Profit on sale of Commercial Vehicle Finance division (net of tax)		**(38)**		0	0
Other capital items		**0**		0	(1)
Headline earnings		**498**	21	412	956
Number of shares in issue (net of treasury)	million	**496,8**		466,7	495,1
Weighted number of shares in issue	million	**496,5**		470,7	470,6
Fully diluted number of shares in issue	million	**497,1**		496,5	472,4
Headline earnings per share	cents	**100,3**	15	87,5	203,2
Fully diluted headline earnings per share	cents	**100,2**	21	83,0	202,4
Attributable earnings per share	cents	**107,9**	23	87,5	200,4
Fully diluted attributable earnings per share	cents	**107,8**	30	83,0	199,6
Declared dividends per ordinary share					
Ordinary dividends per share	cents				
Interim – declared	cents	**80**	54	52	52
Final	cents	**0**		0	70
Total ordinary dividends	cents	**80**		52	122
Special	cents	**0**		70	100
Total ordinary and special dividends	cents	**80**		122	222

Group balance sheet

AS AT 31 MARCH 2006

R million	Unaudited 31 Mar 2006	% change	IFRS restated 31 Mar 2005	% change	IFRS restated 30 Sep 2005
Assets					
Fixed assets	**103**	(17)	124	11	112
Investment in associate	**0**	(100)	10	(9)	11
Policyholders' investments	**65**	8	60	(5)	63
Goodwill	**0**	(100)	14		0
Deferred tax asset	**127**	429	24	(74)	93
Net advances	**5 572**	18	4 728	(10)	5 282
Gross advances	**7 002**	16	6 045	(6)	6 454
Deferred administration fees	**(181)**	484	(31)	(44)	(55)
Impairment provisions	**(1 249)**	(3)	(1 286)	15	(1 117)
Other assets	**32**	(68)	100	59	63
Taxation	**14**	180	5	(76)	21
Statutory assets – bank and insurance	**489**	(5)	514	(1)	517
Short-term deposits and cash	**1 311**	(8)	1 421	24	1 147
Total assets	**7 713**	10	7 000	(4)	7 309
Liabilities and equity					
Life fund reserve	**96**	10	87	(8)	95
Subordinated debentures	**199**	2	195	(1)	197
Long-term loans and bonds	**3 423**	20	2 843	(12)	3 245
Short-term money market funding	**1 025**	53	671	4	644
Other liabilities	**440**	82	242	(43)	426
Taxation	**28**	(73)	105	21	87
Total liabilities	**5 211**	26	4 143	(12)	4 694
Ordinary shareholders' equity	**2 019**	(15)	2 374	12	2 122
Preference shareholders' equity	**483**	0	483	0	483
Minority shareholders' interest	**0**		0	(100)	10
Total equity (capital and reserves)	**2 502**	(12)	2 857	9	2 615
Total liabilities and equity	**7 713**	10	7 000	(4)	7 309

Group statement of changes in equity

FOR THE SIX MONTHS ENDED 31 MARCH 2006

R million	Ordinary shares					Preference share capital and premium	Total
	Share capital and premium	Distri-butable reserves	IFRS 2 reserve	Treasury shares	Total		
Balance at 30 September 2004 *(IFRS restated)*	11	2 670	14	(55)	2 640	0	2 640
Issue of shares	0	0	0	0	0	500	500
Share issue expenses	0	0	0	0	0	(17)	(17)
Dividends paid	0	(525)	0	0	(525)	0	(525)
Shares purchased into the ABIL Employee Share Trust *less* shares issued to employees (cost)	0	0	0	(100)	(100)	0	(100)
Loss incurred on group employees acquiring ABIL Share Trust shares *less* dividends received	0	(43)	0	0	(43)	0	(43)
Treasury shares acquired by subsidiary *less* dividends received	0	1	0	(23)	(22)	0	(22)
Attributable earnings	0	424	0	0	424	0	424
IFRS 2 adjustments (employee share options)	0	(12)	12	0	0	0	0
Balance at 31 March 2005 (IFRS restated)	11	2 515	26	(178)	2 374	483	2 857
Issue of shares	1	0	0	0	1	0	1
Share issue expenses	0	0	0	0	0	0	0
Dividends paid	0	(582)	0	0	(582)	(8)	(590)
Shares purchased into the ABIL Employee Share Trust *less* shares issued to employees (cost)	0	0	0	113	113	0	113
Loss incurred on group employees acquiring ABIL Share Trust shares *less* dividends received	0	(205)	0	0	(205)	0	(205)
Treasury shares acquired by subsidiary less dividends received	0	1	0	0	1	0	1
Attributable earnings	0	509	0	0	509	8	517
IFRS 2 adjustment (SA GAAP accrual reversal)	0	36	0	0	36	0	36
IFRS 2 adjustments (employee share options)	0	(22)	(103)	0	(125)	0	(125)
Balance at 30 September 2005 (IFRS restated)	12	2 252	(77)	(65)	2 122	483	2 605

R million	Ordinary shares: Share capital and premium	Distri-butable reserves	IFRS 2 reserve	Treasury shares	Total	Preference share capital and premium	Total
Balance at 30 September 2005 (IFRS restated)	12	2 252	(77)	(65)	2 122	483	2 605
IFRS (IAS 18) adjustments to current year opening distributable reserves (administration fees)	0	(57)	0	0	(57)	0	(57)
IFRS (IAS 39) adjustments to current year opening distributable reserves (impairments)	0	(58)	0	0	(58)	0	(58)
Cancellation of shares as a result of odd-lot offer	0	(14)	0	0	(14)	0	(14)
Dividends paid	0	(498)	0	0	(498)	(18)	(516)
Movement in treasury shares and losses incurred in the ABIL Employee Share Trust	0	(15)	0	39	24	0	24
IFRS 2 reserve transactions (employee share options)	0	0	(18)	0	(18)	0	(18)
Attributable earnings	0	518	0	0	518	18	536
Balance at 31 March 2006 (unaudited)	12	2 128	(95)	(26)	2 019	483	2 502

Notes		31 Mar 2006	30 Sep 2005	31 Mar 2005
1. Treasury shares				
Treasury shares at cost	R million	**26**	65	178
Number of shares held	million	**1,1**	3,3	10,5
Average cost per share	rand	**24,16**	19,76	16,99

	Total	Weighted	Diluted
2. Number of ordinary shares			
Number of shares in issue	498 367 686	498 367 686	498 367 686
Shares cancelled (net) as a result of odd-lot offer	(456 379)	(5 016)	(5 016)
Treasury shares on hand	(1 075 951)	(1 825 062)	(1 825 062)
Dilution as a result of outstanding options	0	0	538 758
	496 835 356	496 537 608	497 076 366

Group cash flow statement

FOR THE SIX MONTHS ENDED 31 MARCH 2006

R million	Unaudited 6 months to 31 Mar 2006	Unaudited 6 months to 31 Mar 2005	Audited 12 months to 30 Sep 2005
Cash generated from operations	**1 246**	1 105	2 382
Increase in gross advances	**(1 086)**	(610)	(1 367)
Decrease in working capital	**3**	159	274
Indirect and direct taxation paid	**(364)**	(369)	(800)
Ordinary shareholders' payments and transactions	**(498)**	(548)	(1 127)
Preference shareholders' payments and transactions	**(18)**	483	475
Cash inflow/(outflow) from ABIL Employee Share Trust transactions	**15**	(143)	(235)
Cash inflow/(outflow) from investing activities	**212**	(39)	(208)
Cash inflow/(outflow) from financing activities	**561**	(552)	(175)
Increase/(decrease) in cash and cash equivalents	**71**	(514)	(781)
Cash and cash equivalents at the beginning of the year	**1 390**	2 171	2 171
Cash and cash equivalents at the end of the year	**1 461**	1 657	1 390
Made up as follows:			
Short-term deposits and cash	**1 311**	1 421	1 147
Statutory assets – bank and insurance	**150**	236	243
	1 461	1 657	1 390

The group increased cash generated by 13% to R1 246 million, of which R1 086 million (H1 2005: R610 million) was utilised to grow advances.

In addition to the R150 million cash included in statutory assets – bank and insurance, the group has built up cash reserves of R1 311 million as at 31 March 2006, in anticipation of the R794 million redemption of the ABL2 bond. The total statutory assets of R489 million on the balance sheet include the liquid assets required by the Banks Act, as well as the prudential asset spread requirements of the Long-term Insurance Act.



Administration

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)

Board of directors
AS Mabogoane (Chairman), G Schachat (Deputy Chairman)*, L Kirkinis (CEO)*, A Fourie*, DB Gibbon, BD Goba, R Naidoo, TM Sokutu*, BPF Steele, GZ Steffens (German), DFG Tembe (Mozambique), A Tugendhaft, DF Woollam*
** Executive*

Group Secretary
S Martin

Share transfer secretaries
Ultra Registrars (Pty) Limited
11 Diagonal Street, Johannesburg, 2001
PO Box 4844, Johannesburg, 2000
Telephone +27 11 834 2266
africanbank@ultrareg.co.za

Registered office
59 16th Road
Midrand, 1685

Private Bag X 170
Midrand, 1685

Investor relations and shareholder details

Lydia du Plessis
Telephone +27 11 256 9246
Telefax +27 11 315 3404

Karen de Beer
Telephone +27 11 256 9048
Telefax +27 11 315 3404

Hilda Sons
Telephone +27 11 256 9196
Telefax +27 11 315 3404

Email: investor.relations@africanbank.co.za

Company's websites
www.africanbank.co.za
www.eyomhlaba.co.za

GRAPHICOR
34439

